Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2018 RESULTS; PRODUCTION GUIDANCE INCREASED FOR 2018; AMARUQ PROJECT RECEIVES PERMIT APPROVAL; MELIADINE PROJECT PROGRESSING ON BUDGET AND ON SCHEDULE; DRILLING CONTINUES TO EXTEND MINERALIZATION AT MULTIPLE MINE SITES

Toronto (July 25, 2018) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $5.0 million, or $0.02 per share, for the second quarter of 2018.  This result includes a realized gain on asset disposals of $25.0 million ($0.11 per share) primarily related to the sale of the West Pequop Joint Venture, Summit and PQX properties in Nevada, non-cash foreign currency translation losses on deferred tax liabilities of $15.9 million ($0.07 per share), non-cash foreign currency translation losses of $3.9 million ($0.02 per share) and mark-to-market adjustments and derivative losses on financial instruments of $2.8 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $2.6 million or $0.01 per share for the second quarter of 2018.  In the second quarter of 2017, the Company reported net income of $54.9 million or $0.24 per share.

Included in the second quarter of 2018 net income, and not adjusted above, is non-cash stock option expense of $3.8 million ($0.02 per share).

Income and mining taxes expense for the second quarter of 2018 was $35.4 million, or an effective tax rate of 88%.  In the first six months of 2018, the income and mining taxes expense was $59.9 million, or an effective tax rate of 55%.  These tax rates are higher than prior guidance partly due to the distribution of earnings by jurisdiction in the second quarter of 2018.  The Company anticipates the overall effective tax rate to normalize over the remainder of 2018 to approximately 45% for the full year 2018.

In the first six months of 2018, the Company reported net income of $49.9 million, or $0.21 per share.  This compares with the first six months of 2017, when net income was $130.8 million, or $0.57 per share.

1Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

In the second quarter of 2018, cash provided by operating activities was $120.1 million ($159.5 million before changes in non-cash components of working capital), as compared with the second quarter of 2017 when cash provided by operating activities was $184.0 million in ($197.2 million before changes in non-cash components of working capital).

In the first six months of 2018, cash provided by operating activities was $327.8 million ($340.1 million before changes in non-cash components of working capital), as compared with the first six months of 2017 when cash provided by operating activities was $406.6 million ($421.2 million before changes in non-cash components of working capital).

The decrease in net income and cash provided by operating activities during the current quarter compared to the prior year period was mainly due to lower gold sales volumes and higher costs, partially offset by higher realized gold prices.  Lower gold sales were as a result of expected lower gold production in the period primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.  The higher costs were principally a result of the strengthening of local currencies against the U.S. dollar and higher costs at several operations, principally at Meadowbank and Kittila.

“Our mines continued to deliver strong operational performance during the quarter, which has allowed us to increase 2018 production guidance to 1.58 million ounces of gold from 1.53 million ounces.  Cash costs remained at the mid-point of our guidance, but we expect these costs to trend lower in the second half of the year”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “In the second quarter, we continued to make good progress on our development projects in Nunavut.  We recently received the Type A water licence for the Whale Tail pit at Amaruq, which allowed us to begin construction in late July, and the shipping season is now underway at Meliadine, which should facilitate timely completion of the project allowing for the expected start of production in the second quarter of 2019” added Mr. Boyd.

Second quarter 2018 highlights include:

•                  Operational performance remains strong — Payable gold production2 in the second quarter of 2018 was 404,961 ounces at production costs per ounce of $750, total cash costs3 per ounce of $656 and all-in sustaining costs per ounce4 (“AISC”) of $921

2Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

•                  Production guidance increased for 2018 — Full year production guidance is now forecast to be 1.58 million ounces of gold compared to previous guidance of 1.53 million ounces of gold.  Unit cost guidance is unchanged, with total cash costs per ounce of $625 to $675 and AISC of $890 to $940 per ounce.  However, the Company expects total cash costs per ounce to trend lower in the second half of 2018

•                  Amaruq project receives permit approval — The Type A water licence for the Whale Tail pit was approved by the Minister of Crown-Indigenous Relations and Northern Affairs Canada on July 11, 2018.  Preliminary construction work and stripping of the Whale Tail pit began in late July, as expected, and the Whale Tail deposit remains on schedule and budget for the start of production in the third quarter of 2019

•                  Meliadine project proceeding on schedule and on budget; step-out drilling extends Tiriganiaq mineralization — The 2018 shipping season is underway at Meliadine and development activities remain on track for the expected commencement of production in the second quarter of 2019.  A recent drill hole returned 27.3 grams per tonne (“g/t”) gold over 12.8 metres at 483 metres depth.  This hole is expected to extend the inferred mineral resources envelope at Tiriganiaq

•                  Akasaba West Project receives Federal and Provincial authorization — The Company will now proceed with applications for the Mining Lease and Certificates of Authorization.  The Company is reviewing the timeline for the integration of the Akasaba West project into the Goldex production profile

•                  LaRonde Zone 5 (LZ5) declares commercial production and Lapa mine life extended until the fourth quarter of 2018 — LZ5 declared commercial production on June 1, 2018.  In order to maximize production, ore from LZ5 will be batch processed with ore from Lapa until the end of 2018

•                  A quarterly dividend of $0.11 per share was declared

Second Quarter Financial and Production Highlights

In the second quarter of 2018, strong operational performance continued at the Company’s mines, which led to payable gold production of 404,961 ounces, compared to 427,743 ounces in the second quarter of 2017.  In the first six months of 2018, payable gold production was 794,239 ounces, compared to 845,959 ounces in the 2017 period.

The lower level of production in the second quarter of 2018 and the first six months of 2018, when compared with the prior-year periods, was primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.  A detailed description of the production of each mine is set out below.

Production costs per ounce for the second quarter of 2018 were $750, compared to $634 in the prior-year period.  Total cash costs per ounce for the second quarter of 2018 were $656, compared to $556 per ounce in the prior-year period.

Production costs per ounce in the first six months of 2018 were $754, compared to $606 in the prior-year period.  Total cash costs per ounce in the first six months of 2018 were $652, compared with $548 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the second quarter of 2018 and the first six months of 2018, when compared to the prior-year periods, were negatively affected by lower gold production levels at Meadowbank, the strengthening of local currencies against the U.S. dollar and higher costs at several mines (principally at Meadowbank and Kittila).  The impact of the strengthening of local currencies compared to the second quarter of 2017 was approximately $23 per ounce.

AISC for the second quarter of 2018 were $921 per ounce, compared to $785 in the prior-year period.  The higher AISC is primarily due to expected lower gold production and higher total cash costs per ounce compared to the second quarter of 2017.

AISC in the first six months of 2018 were $906 per ounce, compared to $764 in the prior-year period.  The higher AISC is primarily due to the same reasons as described above.  A detailed description of the cost performance of each mine is set out below.

Cash Position Remains Strong

Cash and cash equivalents and short term investments increased to $721.2 million at June 30, 2018, from the March 31, 2018 balance of $464.8 million.

The outstanding balance on the Company’s credit facility remained nil at June 30, 2018.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

On April 5, 2018, the Company issued notes to certain institutional investors totalling $350 million.  The notes consist of $45 million at 4.38% due 2028, $55 million at 4.48% due 2030 and $250 million at 4.63% due 2033.  The terms of the notes are substantially the same as the terms of the outstanding notes of the Company.  The Company previously announced the issuance of these notes in its news release dated April 26, 2018.  During the quarter, DBRS Limited changed the trend on the Company’s investment grade credit rating to Positive from Stable and confirmed the rating at BBB (low).

Approximately 56% of the Company’s remaining 2018 Canadian dollar exposure is hedged at an average floor price of 1.28 C$/US$, of which approximately one third are designated for capital expenditures at Meliadine.  Approximately 48% of the Company’s remaining 2018 Mexican peso exposure is hedged at an average floor price of 19.00 MXN/US$.  Approximately 8% of the Company’s remaining 2018 Euro exposure is hedged at a rate of 1.20.  The Company’s full year 2018 cost guidance was based on assumed exchange rates of 1.25 C$/US$, 18.00 MXN/US$ and 1.20 US$/EUR.  Agnico Eagle anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 20% of the Company’s diesel exposure relating to the Nunavut operations for the July 2018 to July 2019 consumption period is hedged at prices better than the 2018 cost guidance assumption of C$0.80 per litre.  Agnico Eagle anticipates adding to its diesel hedges, subject to market conditions.

Capital Expenditures

Total capital expenditures (including sustaining capital) in 2018 remain forecast to be approximately $1.08 billion.  The following table sets out capital expenditures (including sustaining capital) in the second quarter and first six months of 2018.

Capital Expenditures	Three Months Ended	Six Months Ended
(In thousands of US dollars)	June 30, 2018	June 30, 2018
Sustaining Capital
LaRonde mine	$18,215	$33,612
LaRonde Zone 5	539	539
Canadian Malartic mine	13,172	29,290
Meadowbank mine	9,225	12,115
Kittila mine	13,670	23,468
Goldex mine	5,303	10,415
Pinos Altos mine	11,150	18,325
Creston Mascota mine	1,224	1,726
La India mine	1,494	2,924
Total Sustaining Capital	$73,992	$132,414

Development Capital
LaRonde mine	$1,093	$1,935
LaRonde Zone 5	7,448	15,001
Canadian Malartic mine	6,070	11,281
Amaruq satellite deposit	28,467	43,443
Kittila mine	24,732	43,311
Goldex mine	8,229	16,541
Pinos Altos mine	246	284
Creston Mascota mine	6,889	9,950
La India mine	182	743
Meliadine project	109,124	170,454
Other	1,158	1,600
Total Development Capital	$193,638	$314,543

Total Capital Expenditures	$267,630	$446,957

Revised 2018 Guidance — Production Increased

Production for 2018 is now forecast to be 1.58 million ounces of gold (previously 1.53 million ounces).  Unit cost guidance is unchanged with total cash costs per ounce of $625 to $675 and AISC of $890 to $940 per ounce.  However, the Company expects total cash costs to trend lower in the second half of 2018.

2018 Tax Guidance

The Company anticipates the overall effective tax rate to normalize over the remainder of 2018 and expects the overall tax rate to be near the higher end of the previous guidance range of 40% to 45% for the full year 2018.

As previously outlined in the Company’s news release dated February 14, 2018, the Company expects its effective tax rates by jurisdiction for the full year 2018 to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

Dividend Record and Payment Dates for the Third Quarter of 2018

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.11 per common share, payable on September 14, 2018, to shareholders of record as of August 31, 2018.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2018

Record Date	Payment Date
November 30	December 14

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Second Quarter 2018 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 26, 2018 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 3680786.  The conference call replay will expire on August 26, 2018.  The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex, Lapa and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Gold Grades Continue to Drive Increased Quarterly Production

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	507	520
Tonnes of ore milled per day	5,571	5,708
Gold grade (g/t)	5.46	4.51
Gold production (ounces)	84,526	72,090
Production costs per tonne (C$)	$158	$118
Minesite costs per tonne (C$)	$120	$113
Production costs per ounce of gold produced ($ per ounce):	$744	$647
Total cash costs per ounce of gold produced ($ per ounce):	$395	$482

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to higher underground and mill maintenance costs, lower tonnage and the timing of unsold concentrate inventory.  The higher mill maintenance costs were primarily related to an unscheduled five-day mill shutdown in second quarter of 2018.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above and the strengthening of the Canadian dollar relative to the U.S. dollar between periods, partially offset by higher production.

Minesite costs per tonne5 in the second quarter of 2018 increased when compared to the prior-year period due to higher underground and mill maintenance costs and lower tonnage.  Total cash costs per ounce in the second quarter of 2018 decreased when compared to the prior-year period due to higher production and by-product metal revenues, partially offset by higher underground and mill maintenance costs and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

Gold production in the second quarter of 2018 increased when compared to the prior-year period due to higher grades resulting from the mining sequence in the western pyramid in the lower part of the mine.

LaRonde Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,038	1,079
Tonnes of ore milled per day	5,735	5,960
Gold grade (g/t)	5.48	4.56
Gold production (ounces)	174,311	151,002
Production costs per tonne (C$)	$156	$112
Minesite costs per tonne (C$)	$120	$111
Production costs per ounce of gold produced ($ per ounce):	$733	$603
Total cash costs per ounce of gold produced ($ per ounce):	$412	$473

Production costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to higher underground and mill maintenance costs, lower tonnage and the timing of unsold concentrate inventory.  The higher mill maintenance costs were primarily related to an unscheduled five-day mill shutdown in second quarter of 2018.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above and the strengthening of the Canadian dollar relative to the U.S. dollar between periods, partially offset by higher production.

Minesite costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to higher underground and mill maintenance costs and lower tonnage.  Total cash costs per ounce in the first six months of 2018 decreased when compared to the prior-year period due to higher production and by-product metal revenues, partially offset by higher underground and mill maintenance costs and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Gold production in the first six months of 2018 increased when compared to the prior-year period due to higher grades resulting from the mining sequence in the western pyramid in the lower part of the mine.

Drilling is ongoing at LaRonde 3 with a focus on mineral resource conversion to mineral reserves.  The Company continues to evaluate a phased approach to development between the 311 level (a depth of 3.1 kilometres) and the 350 level (a depth of 3.5 kilometres).

Under this phased approach, an additional two or three levels will be developed per year in either the east or west areas of the mine through 2022.  This is expected to result in the conversion of mineral resources into mineral reserves, with full mining activities to commence in 2022.  The Company believes that this phased approach is a lower risk, less capital intensive option for developing the deeper levels of the LaRonde mine.

LaRonde Zone 5 — Commercial Production Declared; Operations Continue to Ramp Up

In 2003, the Company acquired the LaRonde Zone 5 project (LZ5).  The property lies adjacent to and west of the LaRonde mining complex and previous operators exploited the deposit by open pit.  In February 2017, LZ5 was approved by Agnico Eagle’s Board of Directors for development.

In the first quarter of 2018, development of the first five mining stopes was essentially completed and the first production blast was carried out in May 2018.  Three stopes were blasted by the end of the second quarter of 2018 and a total of 45,200 tonnes of ore (stopes and development) were mined.  Commercial production was achieved on June 1, 2018, coincident with the start of processing LZ5 ore at the Lapa mill circuit.  In addition, the paste plant was commissioned in the second quarter of 2018.

LaRonde Zone 5 Mine - Operating Statistics

Three Months Ended
June 30, 2018
Tonnes of ore milled (thousands of tonnes)	56
Tonnes of ore milled per day	1,867
Gold grade (g/t)	2.75
Gold production (ounces)	4,601
Production costs per tonne (C$)	$12
Minesite costs per tonne (C$)	$85
Production costs per ounce of gold produced ($ per ounce):	$113
Total cash costs per ounce of gold produced ($ per ounce):	$796

Production costs per tonne in the second quarter of 2018 were $12.  Production costs per ounce in the second quarter of 2018 were $113.  Minesite costs per tonne in the second quarter of 2018 were C$85.  Total cash costs per ounce in the second quarter of 2018 were $796.  Gold production in the second quarter of 2018 was 4,601 ounces of gold.

Currently, a fourth stope is in production and 36,500 tonnes of ore is stockpiled on surface.  Mining will continue at LZ5 over the balance of 2018, but in order to maximize production (tonnage and ounces), ore from LZ5 will be batch processed with ore from Lapa until the end of 2018.  Gold production from LZ5 in 2018 is now forecast to be approximately 15,000 ounces (previous guidance was 20,000 ounces), with 2018 total cash costs per ounce expected to be in line with those reported in the second quarter of 2018.

One production truck arrived at site in the second quarter of 2018.  Additional production equipment (one truck and one scoop tram) and the required material for automated mining at LZ5 are expected to be delivered in the third quarter of 2018.  Pilot testing is expected to start in the fourth quarter of 2018 for both trucks and the scoop tram.  Ultimately, the Company is examining the potential to use the same LTE network that was developed at LZ5 and the automated mining equipment at LaRonde 3.

Under the current LZ5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins LZ5 to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces (651,000 tonnes grading 3.25 g/t gold) as of December 31, 2017.

Canadian Malartic Mine — New Quarterly Record for Gold Production and Mill Throughput

In June 2014, Agnico Eagle and Yamana Gold Inc. acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)(100%)	5,266	5,206
Tonnes of ore milled per day (100%)	57,868	57,209
Gold grade (g/t)	1.23	1.11
Gold production (ounces)(50%)	91,863	82,509
Production costs per tonne (C$)	$25	$27
Minesite costs per tonne (C$)	$25	$24
Production costs per ounce of gold produced ($ per ounce):	$550	$639
Total cash costs per ounce of gold produced ($ per ounce):	$537	$540

Production costs per tonne in the second quarter of 2018 decreased when compared to the prior-year period due to a decrease in contractor costs and higher throughput, partially offset by higher fuel costs.  Production costs per ounce in the second quarter of 2018 decreased when compared to the prior-year period due to higher production and the reasons described above, partially offset by higher fuel costs and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Minesite costs per tonne in the second quarter of 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2018 decreased when compared to the prior-year period due to a decrease in contractor costs and higher production, partially offset by higher fuel costs and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Gold production in the second quarter of 2018 increased when compared to the prior-year period due to higher throughput and higher grades, partially offset by slightly lower gold recoveries.

Canadian Malartic Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)(100%)	10,286	10,072
Tonnes of ore milled per day (100%)	56,829	55,646
Gold grade (g/t)	1.20	1.07
Gold production (ounces)(50%)	175,266	153,891
Production costs per tonne (C$)	$24	$23
Minesite costs per tonne (C$)	$25	$23
Production costs per ounce of gold produced ($ per ounce):	$558	$554
Total cash costs per ounce of gold produced ($ per ounce):	$551	$548

Production costs per tonne in the first six months of 2018 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due higher fuel costs and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Minesite costs per tonne in the first six months of 2018 increased slightly when compared to the prior-year period due to higher fuel costs, partially offset by higher throughput.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Gold production in the first six months of 2018 increased when compared to the prior-year period due to higher throughput and higher grades, partially offset by slightly lower gold recoveries.

Work on the Barnat extension project is proceeding on budget and on schedule.  Work is primarily focused on the highway 117 road deviation, pit preparation and tailings expansion.  Production activities at Barnat are scheduled to begin in 2019.

Infill and Resource Development Drilling Continues at Odyssey Project

At the Canadian Malartic mine, exploration programs are ongoing to evaluate several near-pit and underground targets.  In addition, the Partnership is exploring the deposits to the east of the Canadian Malartic open pit including the Odyssey, East Malartic, Sladen and Sheehan zones.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.  The 2018 exploration program will consist of 140,000 metres of drilling (100% basis) with a budgeted cost of $8.6 million (50% basis).

In the second quarter of 2018, 23,726 metres of drilling (49 holes) was completed at the Odyssey Zone and 27,549 metres of drilling (41 holes and 12 deviation wedges) was completed at the East Malartic and Sheehan zones.

Lapa — Operations Now Expected to Extend into the Fourth Quarter of 2018

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018*	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	109	134
Tonnes of ore milled per day	1,787	1,474
Gold grade (g/t)	5.02	4.05
Gold production (ounces)	14,533	15,881
Production costs per tonne (C$)	$126	$118
Minesite costs per tonne (C$)	$135	$114
Production costs per ounce of gold produced ($ per ounce):	$740	$741
Total cash costs per ounce of gold produced ($ per ounce):	$795	$712

* Milling operations occurred for 61 days in the period

In the second quarter of 2018, the Lapa mill processed ore for 61 days as the mine approaches the end of operations, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Lapa Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018**	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	126	264
Tonnes of ore milled per day	1,726	1,456
Gold grade (g/t)	4.88	4.15
Gold production (ounces)	16,255	31,241
Production costs per tonne (C$)	$114	$125
Minesite costs per tonne (C$)	$135	$124
Production costs per ounce of gold produced ($ per ounce):	$694	$789
Total cash costs per ounce of gold produced ($ per ounce):	$823	$781

** Milling operations occurred for 73 days in the period

In the first six months of 2018, the Lapa mill processed ore for 73 days as the mine approaches the end of operations, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Mining operations at Lapa are now forecast to continue into the fourth quarter of 2018.  Ore from Lapa will be batch processed with ore from LZ5 until the end of 2018.  As a result, gold production from Lapa for the full year 2018 is now forecast to be 25,000 ounces (previous guidance was 10,000 ounces).  Total cash costs per ounce for 2018, are expected to be in line with those in second quarter of 2018.

Goldex — Drilling on Deep 2 and Deep 3 Zone Expected to Increase Mineral Resources at Year End 2018

The 100% owned Goldex mine in northwestern Quebec began production from the M and E satellite zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	640	562
Tonnes of ore milled per day	7,033	6,173
Gold grade (g/t)	1.59	1.48
Gold production (ounces)	30,480	24,691
Production costs per tonne (C$)	$42	$35
Minesite costs per tonne (C$)	$42	$36
Production costs per ounce of gold produced ($ per ounce):	$687	$596
Total cash costs per ounce of gold produced ($ per ounce):	$680	$603

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to higher contractor and consumable costs, partially offset by higher throughput levels (after deducting development ore tonnage from pre-commercial production at the Deep 1 Zone in the second quarter of 2017).  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the strengthening of the Canadian dollar relative to the U.S. dollar between periods and the reasons described above, partially offset by higher production (after deducting pre-commercial ounces in the second quarter of 2017).

Minesite costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production in the second quarter of 2018 increased when compared to the prior-year period due to higher throughput.  As stope development in the Deep 1 area matures through 2018, Rail-Veyor utilization is expected to increase.  This is expected to lead to a reduction in unit costs.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,298	1,146
Tonnes of ore milled per day	7,171	6,332
Gold grade (g/t)	1.50	1.58
Gold production (ounces)	58,404	54,967
Production costs per tonne (C$)	$39	$37
Minesite costs per tonne (C$)	$39	$36
Production costs per ounce of gold produced ($ per ounce):	$677	$574
Total cash costs per ounce of gold produced ($ per ounce):	$677	$564

Production costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to higher contractor and consumable costs, partially offset by higher throughput levels (after deducting development ore tonnage from pre-commercial production at the Deep 1 Zone in the first six months of 2017).  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the strengthening of the Canadian dollar relative to the U.S. dollar between periods and the reasons described above, partially offset by higher production (after deducting pre-commercial ounces in the first six months of 2017).

Minesite costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first six months of 2018 increased when compared to the prior-year period due to higher throughput.

Drilling and development is ongoing in the South Zone, which is accessible from the Deep 1 Zone infrastructure.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.  A test stope in the South Zone is now expected to be mined in the fourth quarter of 2018 (previously August 2018).  The delay is due to a re-prioritization of development elsewhere in the mine, primarily related to advancement of the ramp to access Deep 2 and 3.

In the third quarter of 2018, there will be a two-week scheduled shutdown at Goldex to update the hoist drive controls, which will affect underground operations.  During this downtime, there will be a one-week scheduled shutdown to carry out mill maintenance.  Stockpiled ore will be milled during one week of the underground shutdown.

Akasaba West Update

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

In a decision issued on June 27, 2018, the Canadian Minister of Environment and Climate Change determined that the Akasaba West project is not likely to cause significant environmental effects and can proceed.  The decision was subject to several conditions which will be implemented by the Company.  This was followed on June 28, 2018, by the approval of the Decree for the project by the Quebec Ministers in Council.  The Company will now proceed with applications for the Certificate of Authorization and the mining lease.

The Company is reviewing the timeline for the integration of the Akasaba West project into the Goldex production profile.  Over a five-year mine life, total production is expected to be approximately 115,000 ounces of gold and 21,000 tonnes of copper at total cash costs per ounce of $550 to $600.

Deep 2 Zone Extended to East and West

The main target of exploration at Goldex continues to be the Deep 2 Zone, which is the part of the Deep Zone between 1,200 metres and 1,500 metres depth, as well as the Deep 3 Zone (below 1,500 metres).  The Deep 2 Zone is estimated to have indicated mineral resources of 213,000 ounces of gold (2.9 million tonnes grading 2.27 g/t gold) and inferred mineral resources of 322,000 ounces of gold (7.2 million tonnes grading 1.39 g/t gold) as of December 31, 2017.  Exploration results from Goldex were last reported in the Company’s news release dated February 11, 2015.

Drilling of the Deep 2 and Deep 3 zones is being done from the Deep 1 Zone on level 120 and from the exploration ramp, which has now reached level 125.  Drilling of the Deep 2 and Deep 3 zones began in February 2018.  In the first half of 2018, 46 holes (15,107 metres) were drilled; assays are pending for many of the holes.

Selected recent drill results are set out in the table below, and drill-hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for these holes are shown on the Goldex Mine Composite Longitudinal Section.  All intercepts reported for the Goldex mine show uncapped and capped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Deep 2 and Deep 3 zones at the Goldex mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)
GD120-250	Deep 2	129.0	213.0	1,260	70.0	1.7	1.7
GD120-251	Deep 2	199.0	256.5	1,310	45.0	1.5	1.5
GD120-258	Deep 2	175.5	199.5	1,360	11.0	1.5	1.5
and	Deep 3	406.5	454.5	1,580	23.0	3.4	3.4
GD120-266	Deep 3	412.5	441.0	1,570	15.0	2.3	2.3

*Goldex intercepts are capped at 30 g/t gold.

[Goldex Mine Composite Longitudinal Section]

Of particular interest are the results of two holes that fanned downward from level 120, confirming the known indicated mineral resources in a location where there had been no previous drilling, between level 125 and level 140 (1,250 to 1,400 metres depth).  Hole

GD120-250 intersected 1.7 g/t gold over 70.0 metres at 1,260 metres depth, while hole GD120-251 intersected 1.5 g/t gold over 45.0 metres at 1,310 metres depth.  These results have the potential to expand and/or upgrade the indicated mineral resources in this area.

Other recent drilling has intersected gold mineralization outside the current mineral resources envelope, which has the potential to increase the inferred mineral resources of the Deep 2 Zone.  In the central part of the deposit, hole GD120-258 intersected 1.5 g/t gold over 11.0 metres at 1,360 metres depth; the same hole had a higher-grade intercept at depth, intersecting 3.4 g/t gold over 23.0 metres at 1,580 metres depth.  In the western part of the deposit, hole GD120-266 intersected 2.3 g/t gold over 15.0 metres at 1,570 metres depth.  The results of this program are expected to enlarge the mineral resources estimate for the Deep 2 and Deep 3 zones in the year-end mineral resource update.

The 2018 exploration program is budgeted at $1.1 million, including 10,000 metres of drilling focused on the Deep 3 Zone and on the adjacent Joubi property.  The conversion program in 2018 is budgeted at $5.2 million, including 63,900 metres of drilling focused on the Deep 1, Deep 2 and South zones.

Kirkland Lake Project Update — 2018 Drilling Program Has Commenced

The Kirkland Lake project in northeastern Ontario covers approximately 27,312 hectares, and mineral reserves and mineral resources have been outlined on several properties.  The properties have been owned 100% by Agnico Eagle since March 28, 2018, when the Company completed the acquisition of Yamana’s indirect 50% interest in the Canadian exploration assets of Canadian Malartic Corporation (“CMC”) that it did not previously own.  Deposits in the Kirkland Lake project include: Upper Beaver, Upper Canada, Anoki and McBean, and Amalgamated Kirkland.

At Kirkland Lake, an initial $5.4 million exploration program consisting of 20,000 metres of drilling is planned for 2018.  The drilling commenced in July.  The primary exploration focus at the Kirkland Lake project in 2018 will be extending the Upper Beaver deposit at depth, and testing for satellite targets around the Upper Canada deposit.  In addition, the Company is completing a technical review of all exploration data for the Upper Beaver deposit to determine the next steps at the property.  An advanced exploration program is being prepared to validate the technical aspects and the extended potential of the Upper Beaver property.  The Company is evaluating potential synergies between the Upper Beaver and Upper Canada projects and its other Abitibi operations.  An early-stage study is expected to be completed by the end of the year.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meadowbank mine and two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Production and Costs Expected to Improve in the Second Half of 2018

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its two millionth ounce of gold in 2015.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	844	996
Tonnes of ore milled per day	9,275	10,948
Gold grade (g/t)	2.41	3.26
Gold production (ounces)	59,627	95,289
Production costs per tonne (C$)	$86	$73
Minesite costs per tonne (C$)	$85	$73
Production costs per ounce of gold produced ($ per ounce):	$947	$571
Total cash costs per ounce of gold produced ($ per ounce):	$920	$559

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period primarily due to increased maintenance costs on excavation and drilling equipment, lower throughput levels and the timing of unsold inventory.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Minesite costs per tonne in the second quarter of 2018 increased when compared to the prior-year period primarily due to increased maintenance costs on excavation and drilling equipment and lower throughput levels.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Gold production in the second quarter of 2018 decreased when compared to the prior-year period due to anticipated lower grades and processing ore that was harder than previously anticipated at the Vault pit, which resulted in lower throughput levels.

Meadowbank Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,674	1,922
Tonnes of ore milled per day	9,249	10,620
Gold grade (g/t)	2.47	3.19
Gold production (ounces)	121,074	180,659
Production costs per tonne (C$)	$90	$75
Minesite costs per tonne (C$)	$86	$73
Production costs per ounce of gold produced ($ per ounce):	$974	$600
Total cash costs per ounce of gold produced ($ per ounce):	$921	$573

Production costs per tonne in the first six months of 2018 increased when compared to the prior-year period primarily due to increased maintenance costs on excavation and drilling equipment, lower throughput levels and the timing of unsold inventory.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Minesite costs per tonne in the first six months of 2018 increased when compared to the prior-year period primarily due to increased maintenance costs on excavation and drilling equipment and lower throughput levels.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and the strengthening of the Canadian dollar relative to the U.S. dollar between periods.

Gold production in the first six months of 2018 decreased when compared to the prior-year period due to anticipated lower grades and processing ore that was harder than previously anticipated at the Vault pit, which resulted in lower throughput levels.

Amaruq Project — Construction Activities Commence Following Receipt of Whale Tail Type A Water Licence

Agnico Eagle has a 100% interest in the Amaruq project, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 99,878-hectare property, almost adjacent to the 68,735-hectare Meadowbank property.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill, pending the receipt of the required permits.

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May 30, 2018.  This approval authorizes the Company to commence development activities on the Whale Tail pit.

In late July 2018, the Company began construction activities related to the Whale Tail dike (rock fill had already been stockpiled for use as approved in the pre-development licence) and progressive overburden and waste stripping for Phase 1 of the Whale Tail Pit.

The Amaruq project remains on budget with capital expenditures in 2018 forecast to be approximately $175 million.  For additional details, please see the Company news release dated July 16, 2018.

Meliadine Project — Boat Sealift Underway, Construction Activities are on Schedule and on Budget; Drilling Extends Mineralization at Tiriganiaq

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358 hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

Underground development and surface construction at Meliadine continued through the second quarter of 2018 and the project remains on schedule and on budget for the commencement of production in the second quarter of 2019.  The estimated capital budget for 2018 is unchanged at $398 million.

On July 9, 2018, the first vessel of the sealift shipping season arrived in Rankin Inlet.  The first boat has been unloaded and shipping activities are expected to continue into October 2018.

Second Quarter 2018 Activities and Additional Opportunities to Create Value at Meliadine

Recent development/construction highlights include:

•                  At end of the second quarter of 2018, construction was 74% complete

•                  The mine dry, offices and the multi-service building were delivered to operations in the second quarter of 2018

•                  The second phase of construction involving civil works at the crusher and paste plant was started in the second quarter of 2018

•                  Mechanical/Piping/Electrical/Instrumentation (MPEI) at both the process plant and power plant were essentially completed by the end of the second quarter of 2018.  The remaining components required for completion of these two plants are expected to be delivered during the 2018 sea lift

•                  Commissioning of the process plant is expected to begin in the first quarter of 2019

•                  In the second quarter of 2018, approximately 2,143 metres of lateral underground development was completed, which was slightly ahead of budget.  The main development focus was on the lower levels and Ramp 3

•                  In the second quarter of 2018, the Portal #2 production down ramp was connected with the up ramp from Portal #1

•                  In the second quarter of 2018, approximately 6,707 metres of underground delineation drilling was completed, which is in line with the budget.  As a result, 100% of the stopes that will be mined in 2018 have been delineated.  Stope delineation for 2019 is progressing as expected

•                  Results from the delineation drilling have generally been in line with the block model

•                  Production equipment (drilling and blasting) is being shipped to site in the current barge season.  This equipment will be used to begin mining of the delineated stopes in the fourth quarter of 2018

The Company believes that there are numerous opportunities to create additional value at Meliadine, both at the mine and on the large regional land package.  These include:

•                  Optimization of the current mine plan by advancing the Phase 2 expansion through either open pit development and/or deepening the underground mine

•                  Potential to optimize labour costs once the mine is in operation (via improved use of telecommunications or automation)

•                  Minesite exploration upside through mineral resource conversion and expansion of known ore zones (most zones are open below a vertical depth of 450 metres)

•                  Potential for the discovery of new deposits along the prospective 80-kilometre-long greenstone belt

Drilling Extends Mineralization at Tiriganiaq and Shows Potential to Increase Mineral Resources

The Meliadine project includes seven gold deposits, six of which are part of the current mine plan.  Tiriganiaq is the largest of the deposits with the bulk of the mineral reserves; it has a strike length of approximately 3.0 kilometres at surface and a depth of slightly more than 700 metres.

The current interpretation is that Tiriganiaq is an orogenic deposit made of numerous quartz veins, as well as folded and thrust-faulted mineralized iron formation.  The main lode in terms of gold content at Meliadine is Tiriganiaq’s lode 1000, which is a decimetre- to metre-wide quartz-carbonate vein located along the Lower Fault, a regional structure along the contact of sedimentary rock with mafic volcanics.  Lodes 1100, 1150s and 1250s are interpreted to be folded/thrust iron formation injected by quartz-carbonate veins and arsenopyrite mineralization.

Exploration resumed at the Tiriganiaq deposit in January 2018 after a three-year hiatus while the Company evaluated the project and initial development work began.  In the first six months of 2018, the Company drilled 4,625 metres in eight exploration drill holes and 8,667 metres in 25 conversion drill holes at the Meliadine project, part of the 19,000 metres of conversion drilling and 10,000 metres of exploration drilling budgeted in 2018.  Exploration results at Meliadine were last reported in the Company’s news release dated July 30, 2014.

Selected recent intercepts from the project are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix of this news release.  The pierce points are shown on the Meliadine project composite longitudinal section.  All intercepts reported for the Meliadine project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Tiriganiaq deposit, Meliadine project

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M18-2434	1025	690.5	693.8	647	3.0	10.5	10.5
and	1000	699.0	706.3	655	6.9	6.1	6.1
M18-2434W2	1100	651.0	654.0	597	2.8	11.5	11.5
and	1015	670.2	680.8	616	10.0	4.3	4.3
M18-2438	1253	516.9	530.6	483	12.8	27.3	27.3
and	1100	577.5	588.6	535	10.2	19.6	19.6

Drill hole	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M18-2441W1	1000	789.7	793.0	711	3.0	7.9	7.9

*                                         Holes at the Tiriganiaq deposit use a capping factor between 100 and 400 g/t gold, based on lithologies.

[Meliadine Project Composite Longitudinal Section]

The conversion drill program is expected to result in an increase of both the indicated mineral resources and the probable mineral reserves of the Tiriganiaq deposit.  Drilling has confirmed the continuity of the mineralization in the deeper portions of the Tiriganiaq deposit.  Hole M18-2438 returned an impressive 27.3 g/t gold over 12.8 metres at 483 metres depth that is expected to extend the inferred mineral resources envelope of the 1250s lodes.  The same hole returned 19.6 g/t gold over 10.2 metres (lode 1100) at 535 metres depth, while approximately 400 metres to the west hole M18-2434W2 intersected 11.5 g/t gold over 2.8 metres at 597 metres depth in the 1100 lode.

Recent results from the exploration program at Tiriganiaq include hole M18-2441W1, approximately 700 metres east of hole M18-2438, that intersected 7.9 g/t gold over 3.0 metres at 711 metres depth in an area approximately 300 metres below the current mineral resources envelope, which opens up a new area for exploration and enhances the underground potential of the deposit.  This intercept is in the same lode (1000) that was intersected approximately 900 metres to the west by conversion hole M18-2434 that yielded 6.1 g/t gold over 6.9 metres at 655 metres depth.

The plan in the second half of 2018 is to continue the conversion program with another 8,300 metres of drilling in the inferred mineral resources located below the mineral reserves envelope, with follow-ups to holes M18-2434, M18-2434W2 and M18-2438 at conversion spacing.  The exploration program will continue, with another 7,400 metres of drilling at depth below these three holes.  The area between hole M18-2441W1 and the other holes located to the west will be investigated.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55% interest in the Barsele exploration project.

Kittila — Expansion of Roura Main Zone, Sisar Top and Central Areas and Rimpi Deep Area

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	423	439
Tonnes of ore milled per day	4,648	4,829
Gold grade (g/t)	3.63	3.84
Gold production (ounces)	42,049	47,156
Production costs per tonne (EUR)	$78	$75
Minesite costs per tonne (EUR)	$80	$77
Production costs per ounce of gold produced ($ per ounce):	$922	$772
Total cash costs per ounce of gold produced ($ per ounce):	$945	$802

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to higher contractor costs and lower throughput levels.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and the strengthening of the Euro relative to the U.S. dollar between periods.

Minesite costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production was lower in the second quarter of 2018 compared to the prior-year period as a result of lower grades and recoveries.  The lower grade resulted from a delay in accessing higher grade Roura stopes due to a re-prioritization of underground development.  As a result, marginal stopes (that were already developed) were mined in the second quarter of 2018 to manage stockpile flexibility.  Development is expected to be back on schedule in the third quarter of 2018, and the higher grade stopes are expected to be mined in the fourth quarter of 2018 and the first quarter of 2019.  Recoveries were slightly below forecast in the second quarter of 2018 due to higher than expected thiocyanate concentrations in the reclaim water pond.  Thiocyanate levels are expected to decline during the summer months and a new water treatment strategy is being developed to address this issue.

Kittila Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore milled (thousands of tonnes)	891	862
Tonnes of ore milled per day	4,923	4,764
Gold grade (g/t)	3.70	4.06
Gold production (ounces)	90,167	98,777
Production costs per tonne (EUR)	$76	$76
Minesite costs per tonne (EUR)	$77	$76
Production costs per ounce of gold produced ($ per ounce):	$904	$732
Total cash costs per ounce of gold produced ($ per ounce):	$911	$732

Production costs per tonne in the first six months of 2018 were the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to lower gold production and the strengthening of the Euro relative to the U.S. dollar between periods.

Minesite costs per tonne in the first six months of 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to lower gold production and the strengthening of the Euro relative to the U.S. dollar between periods.

Production was lower in the six months of 2018 compared to the prior-year period as a result of lower grades and recoveries, as further described above.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  This expansion includes the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

This expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres, where recent exploration programs have shown promising results.

The Kittila shaft/mill expansion is progressing on schedule and on budget.  Major contracts have been signed, mobilization is complete and permitting is underway.

The pilot hole for the shaft has been drilled to a depth of 325 metres and development to provide access on the 350 level has been completed.  Shaft raise boring is expected to start in the third quarter of 2018 and the hoist has been ordered.

Phase 1 of the mill expansion is underway with engineering expected to be finalized in August 2018 followed by the commencement of site work.  The first mill tie-ins are expected to be completed during a scheduled mill shutdown in the spring of 2019.  Structural work is underway on the Rimpi Paste plant and the underground paste line will be started in the second half of 2018.  The Rimpi Paste plant is expected to be completed in the first quarter of 2019.

Capital expenditures for the expansion project in 2018 remain on budget at €21 million.

Drilling Expected to Increase and Upgrade Kittila Mineral Resources in Multiple Zones

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization.  Sisar forms a roughly triangular shape located between approximately 775 metres and 1,910 metres below surface along a 1,900-metre north-south strike length; the zone remains open at depth and along strike.  Mineral reserves in the Sisar Zone form part of the total Kittila mineral reserves estimate.  Note that “Sisar Top” is approximately 775 to 1,000 metres below surface, and “Sisar Central” is between 1,100 and 1,300 metres below the surface.  Some of the Sisar mineralized lenses extend from the Top to the Central sections.

The main exploration ramp is the platform now used for testing the extensions of the Roura and Rimpi zones.  Two internal ramps are being driven off the main exploration ramp for converting and exploring the Sisar Top Zone and Rimpi Deep mineral resources between 800 and 1,000 metres below surface.  Exploration from Kittila was last reported in the Company’s news release dated February 14, 2018.

In the first half of 2018, 41 holes (16,466 metres) were drilled in the Sisar Top and Sisar Central zones, Roura Zone and Rimpi Deep Zone; assays are pending for many of the holes.

Selected recent drill results are set out in the table below, and drill-hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar and Roura zones and Rimpi Deep area at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE17-616	Main - Rimpi	71.7	77.7	925	5.6	4.9
RIE17-618*	Sisar Top	407.0	410.9	1,076	3.2	3.2
RIE17-620	Main - Rimpi	77.0	80.2	918	3.0	3.9
RIE17-625	Sisar Central	442.8	448.0	1,113	4.2	3.1
RIE17-701	Sisar Central	665.0	669.8	1,330	3.0	3.4
RIE18-600	Main - Rimpi	90.0	110.0	940	16.3	4.5
and	Main - Rimpi	119.0	123.0	947	3.3	4.1
and	Sisar Top	355.1	376.0	1,013	18.3	3.0
including	Sisar Top	355.1	358.4	1,011	2.9	5.7
RIE18-601	Main-Rimpi	114.0	149.0	978	23.6	3.5

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
and	Main-Rimpi	183.0	188.0	1,006	3.4	8.5
RIE18-604	Main - Rimpi	116.0	121.0	998	3.1	4.9
RIE18-605	Main-Rimpi	162.0	168.0	1,021	3.1	3.5
RIE18-606	Main-Rimpi	93.0	100.0	939	5.6	3.3
and	Main-Rimpi	118.0	122.8	948	3.9	4.6
ROD17-700H	Main-Roura	625.5	632.9	1,347	3.5	11.7
ROD17-700I	Main-Roura	486.0	498.0	1,192	4.6	4.3
ROU18-600	Sisar Top	138.0	146.0	888	7.9	3.9
ROU18-612	Main-Roura	150.0	154.0	884	3.7	3.0
ROU18-613	Sisar Top	144.0	155.0	931	10.6	3.6
ROU18-615	Sisar Top	189.9	197.0	1,019	5.6	8.3

*Hole RIE17-618 was previously reported in Agnico Eagle’s February 14, 2018 news release.

[Kittla Composite Longitudinal Section]

Exploration drilling of the Rimpi Deep area from the exploration ramp continued in the first half of 2018.  Recent intercepts have confirmed the Main Zone at Rimpi and extended it northward at approximately 950 metres below surface.  Hole RIE17-616 intersected 4.9 g/t gold over 5.6 metres at 925 metres depth, while hole RIE18-604 intersected 4.9 g/t gold over 3.1 metres at 998 metres depth.  These two intercepts extend the Main Zone mineralization approximately 50 metres to the north in this area.

Three other holes have confirmed Main Zone mineral resources at Rimpi at a similar depth.  Hole RIE17-620 intersected 3.9 g/t gold over 3.0 metres at 918 metres depth, confirming the current Main Zone mineral resources at Rimpi.  Hole RIE18-600 intersected two lenses of the Rimpi Main Zone: 4.5 g/t gold over 16.3 metres at 940 metres depth and 4.1 g/t gold over 3.3 metres at 947 metres depth.  Exploration hole RIE18-601 intersected a wide and variably mineralized zone, yielding 3.5 g/t gold over 23.6 metres at 978 metres depth.  The same hole intersected another lens approximately 55 metres to the east of the first intercept, yielding 8.5 g/t gold over 3.4 metres at 1,006 metres depth, outside of the current mineral resources.

Recent drilling has also extended the Sisar Zone northward at approximately 1,100 metres depth.  Hole RIE18-600 intersected 3.0 g/t gold over 18.3 metres at 1,013 metres depth, including 5.7 g/t gold over 2.9 metres at the northern extent of the Sisar Top Zone.  Hole RIE17-625 intersected 3.1 g/t gold over 4.2 metres at 1,113 metres depth, approximately 250 metres east of the Main Zone.  This intercept may represent a northward extension of the Sisar Central Zone, similar to and 100 metres north of hole RIE17-618 that intersected 3.2 g/t gold over 3.2 metres at 1,076 metres depth (previously reported in the Company’s February 14, 2018 news release).

A deep exploration hole drilled from the ramp intersected mineralization 200 metres east of the Main Zone.  Hole RIE17-701 intersected 3.4 g/t gold over 3.0 metres at 1,330 metres depth.  This intercept may represent a 120-metre northward extension of the Sisar Central Zone at this depth.

Drilling of the Roura area from the exploration ramp continues.  Recent intercepts have confirmed the Sisar Top Zone mineral reserves and mineral resources in this area.  Exploration hole ROU18-615 returned 8.3 g/t gold over 5.6 metres at 1,019 metres depth.  At a slightly higher elevation, exploration hole ROU18-613 intersected 3.6 g/t gold over 10.6 metres at 931 metres depth, while exploration hole ROU18-600 returned 3.9 g/t gold over 7.9 metres at 888 metres depth.

Deep exploration has confirmed and extended the mineral reserves and mineral resources at the Main Zone in the Roura area.  Hole ROD17-700H intersected 11.7 g/t gold over 3.5 metres at 1,347 metres depth, while hole ROD17-700I intersected 4.3 g/t gold over 4.6 metres at 1,192 metres depth.

The 2018 exploration program is budgeted at $9.2 million, including 36,000 metres of drilling focused on extending the Roura and Rimpi zones.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Drilling at Reyna de Plata Expected to Upgrade Mineral Resources

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	603	620
Tonnes of ore processed per day	6,626	6,811
Gold grade (g/t)	2.43	2.65
Gold production (ounces)	43,646	48,196
Production costs per tonne (USD)	$58	$46
Minesite costs per tonne (USD)	$58	$46
Production costs per ounce of gold produced ($ per ounce):	$796	$595
Total cash costs per ounce of gold produced ($ per ounce):	$608	$373

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to lower throughput, higher costs associated with underground mining and the timing of unsold inventory.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due lower gold production and the reasons described above.

Minesite costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product revenues.

Gold production in the second quarter of 2018 decreased when compared to the prior-year period due to lower throughput and lower grades.

Pinos Altos Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	1,122	1,173
Tonnes of ore processed per day	6,199	6,482
Gold grade (g/t)	2.52	2.67
Gold production (ounces)	85,482	93,556
Production costs per tonne (USD)	$62	$45
Minesite costs per tonne (USD)	$60	$47
Production costs per ounce of gold produced ($ per ounce):	$812	$560
Total cash costs per ounce of gold produced ($ per ounce):	$574	$366

Production costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to lower throughput, higher costs associated with underground mining and the timing of unsold inventory.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above, the strengthening of the Mexican peso relative to the U.S. dollar between periods and lower gold production.

Minesite costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production, the strengthening of the Mexican peso relative to the U.S. dollar between periods and lower by-product revenue.

Gold production in the first six months of 2018 decreased when compared to the prior-year period due to lower throughput and lower gold grades.

In 2018, Pinos Altos is transitioning into a predominantly underground mining operation, with associated higher costs.  The development of satellite deposits provides an opportunity to lower unit costs by filling available capacity at the processing and heap leaching facility.  Optimization opportunities are being studied to reduce unit costs.

A key priority in the second quarter of 2018 was on the continued advancement of the Sinter and Cubiro satellite deposits at Pinos Altos.  The Sinter deposit will be mined from underground and a small open pit.  At Sinter, earthwork was carried out to allow ramp development to begin in the third quarter of 2018.  Initial production from Sinter is expected to commence in the fourth quarter of 2018.

At the Cubiro deposit, which could potentially supply high-grade ore to the Pinos Altos processing facilities, site activities (road construction and ramp preparation) are approximately 25% complete.  Portal and ramp development will be initiated once the access road is complete; 420 metres of underground development is planned to start in the fourth quarter of 2018.  Underground exploration and delineation drilling is expected to commence in 2019.

Exploration in the Second Quarter of 2018 Focused on Reyna de Plata Deposit

The Reyna de Plata deposit is an opportunity for another satellite source of ore on the Pinos Altos property, approximately 1,200 metres north of the Oberon de Weber pit.  The Company is studying different mining options to advance the deposit into the Pinos Altos production schedule.

The Reyna de Plata deposit hosts inferred mineral resources of 110,000 ounces gold and 3.9 million ounces silver (5.8 million tonnes grading 0.59 g/t gold and 21.14 g/t silver) at open pit depth, as well as 93,000 ounces gold and 1.4 million ounces silver (1.2 million tonnes grading 2.35 g/t gold and 35.11 g/t silver) at underground depth.  These inferred mineral resources formed part of the total Pinos Altos mineral resources estimate as of December 31, 2017.  The current exploration program is part of the activities to increase the mineral resources at Reyna de Plata.

Exploration permits were received for the Reyna de Plata deposit in the fourth quarter of 2017, and a drill program commenced in mid-January 2018.  In the second quarter of 2018, exploration included 5,802 metres (58 holes) of infill drilling focused on converting inferred mineral resources to indicated mineral resources within the current resources pit model, and step-out drilling to extend the mineral resources beyond the current pit model.  Total drilling in the first half of 2018 was 9,252 metres.  Drilling results for Reyna de Plata were last reported in the Company’s news release dated April 26, 2018.

Exploration drilling at the Pinos Altos complex in the second quarter of 2018 totaled 13,901 metres (105 holes) including the drilling at Reyna de Plata (noted above) as well as 2,094 metres (13 holes) at Bravo and 6,005 metres (34 holes) at Madrono.  The Pinos Altos site exploration drilling in the first six months of 2018 total 22,901 metres, of the 31,000 metres of drilling budgeted for the year.

Selected recent drill results from the Reyna de Plata deposit are set out in the table below and drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map.  All intercepts reported for the Reyna de Plata Zone show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Reyna de Plata Deposit at the Pinos Altos mine

Drill Hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
RP18-054	18.6	55.0	48	31.5	1.1	1.1	36	36
RP18-056	20.0	31.4	36	10.3	3.1	1.5	83	77
RP18-058	0.0	6.0	4	5.6	1.1	1.1	21	21
And	10.9	27.7	25	15.8	1.8	1.8	76	76
RP18-060	3.0	15.0	12	10.9	2.2	2.2	36	36
And	19.5	24.0	27	4.1	1.9	1.9	15	15
RP18-078	28.0	43.9	50	14.8	1.4	1.2	24	24
RP18-081	43.9	69.0	68	23.6	1.7	1.7	58	58
And	81.0	88.5	100	7.0	4.2	3.3	39	39
RP18-082	18.8	31.5	30	10.4	1.6	1.6	160	100
RP18-083	19.5	39.0	39	18.3	1.8	1.5	101	66
RP18-084	0.0	20.0	14	18.8	1.2	1.2	45	45
RP18-085	54.9	63.2	62	7.2	0.9	0.9	53	53
And	69.5	84.0	84	12.6	2.0	2.0	27	27
RP18-087	3.6	20.5	15	15.9	3.3	1.5	19	19
RP18-089	33.0	62.8	57	19.1	1.7	1.7	58	58
RP18-100	4.5	19.3	18	12.8	2.9	2.8	33	33
and	52.5	58.2	73	4.7	2.1	2.1	27	27

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution

Holes at the Reyna de Plata zone use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Local Geology Map]

The Reyna de Plata deposit lies along the Reyna de Plata Fault, as does the Sinter Zone, approximately 1,740 metres to the northwest.  The Reyna de Plata deposit consists of low-sulphidation epithermal vein-style mineralization over a 2.5-kilometre strike length in an east-west direction.  The gold and silver mineralization is accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.

Recent drilling has yielded significant shallow intercepts such as hole RP18-100 that intersected 2.8 g/t gold and 33 g/t silver over 12.8 metres at 18 metres depth and 2.1 g/t gold and 27 g/t silver over 4.7 metres at 73 metres depth.  Approximately 370 metres to the southeast, hole RP18-081 intersected 1.7 g/t gold and 58 g/t silver over 23.6 metres at 68 metres depth and 3.3 g/t gold and 39 g/t silver over 7.0 metres at 100 metres depth.  The favourable lengths and grades of intercepts from this program appear to extend the mineralization and confirm mineralization in the central portion of the deposit. These results are expected to increase the mineral resources and allow for the conversion to indicated mineral resources at Reyna de Plata in the year-end mineral resources estimate.

There is growth potential down-dip from the 2.5-kilometre-long deposit and along an additional 1.5 kilometres of structure immediately to the east of the deposit.

Creston Mascota — Drilling Extends Madrono Mineralization

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.  In the first six months of 2018, the mine has been preparing to transition operations to the new Bravo pit and expanding the existing heap leach pad facility.

Creston Mascota Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	255	596
Tonnes of ore processed per day	2,802	6,554
Gold grade (g/t)	0.51	1.17
Gold production (ounces)	8,716	12,074
Production costs per tonne (USD)	$40	$12
Minesite costs per tonne (USD)	$38	$13
Production costs per ounce of gold produced ($ per ounce):	$1,173	$610
Total cash costs per ounce of gold produced ($ per ounce):	$978	$550

Production costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory, and have also been impacted by longer hauling distances and higher stripping volumes.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the second quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Gold production in the second quarter of 2018 decreased when compared to the prior-year period due to lower tonnes processed and was impacted by delays in accessing the main Bravo pit as a result of slower than expected pre-stripping activities.  These activities are now expected to be completed in August 2018.  In the meantime, lower-grade ore is being sourced from the Calera zone at the Bravo deposit.  The Company expects to return to more normal production levels and gold grades by early in the fourth quarter of 2018.

Creston Mascota Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	730	1,120
Tonnes of ore processed per day	4,033	6,188
Gold grade (g/t)	0.61	1.16
Gold production (ounces)	20,704	23,318
Production costs per tonne (USD)	$27	$13
Minesite costs per tonne (USD)	$27	$13
Production costs per ounce of gold produced ($ per ounce):	$960	$615
Total cash costs per ounce of gold produced ($ per ounce):	$839	$538

Production costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory, and have also been impacted by longer hauling distances and higher stripping volumes.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to slightly lower gold production, the strengthening of the Mexican peso relative to the U.S. dollar between periods and the reasons described above.

Minesite costs per tonne in the first six months of 2018 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to lower gold production, the strengthening of the Mexican peso relative to the U.S. dollar between periods and the reasons described above.

Gold production in the first six months of 2018 decreased when compared to the prior-year period due to lower tonnes processed and delays in accessing the main Bravo pit as a result of slower than expected pre-stripping activities as further described above.

A new waste rock storage site has been located closer to the Bravo deposit, which is expected to reduce waste haulage costs.  Permits for this new waste dump are expected to be received by the end of 2018.

The Phase V heap leach pad expansion is proceeding on time and on budget with completion expected at the end of August 2018.

Drilling Continues to Expand Mineralized Zones at Madrono

Exploration at the high-grade Madrono Zone, immediately southeast of the Creston Mascota pit, began in early 2016 and, at the end of 2017, a total of 33,045 metres (162 holes) had been drilled on the zone.  The initial indicated mineral resources at the Madrono zone are 56,000 ounces gold and 863,000 ounces silver (858,000 tonnes grading 2.03 g/t gold and 31.3 g/t silver) all at underground depth; the inferred mineral resources are 144,000 ounces gold and 2.6 million ounces silver (1,941,000 tonnes grading 2.31 g/t gold and 41.0 g/t silver), all at underground depth.  The Madrono zone’s mineral resources form part of the total Pinos Altos mineral resources estimate as of December 31, 2017.

Drilling in the second quarter of 2018 totalled 6,005 metres of infill and step-out exploration drilling in 34 holes (a total of 11,078 metres drilling in the first six months of 2018).  The Madrono Zone is a potential satellite mining opportunity to provide mill feed to extend the mine life at Pinos Altos.

Drilling results for Madrono were last reported in the Company’s news release dated April 26, 2018.

Selected recent drill results from the Madrono Zone are set out in the table below; drill hole collar coordinates are set out in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map.  All intercepts reported for the Madrono Zone show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Madrono Zone at the Creston Mascota mine

Drill Hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
MAD18-154	53.0	57.5	32	2.9	1.7	1.7	32	32
and	65.5	90.0	42	15.7	4.4	2.5	62	62
and	94.5	109.0	54	9.3	3.0	2.9	63	63
MAD18-159	67.8	92.5	69	23.8	1.4	1.2	20	20
MAD18-161	72.4	76.7	54	3.9	3.7	3.7	61	61
and	166.8	171.5	97	4.3	3.0	3.0	34	34
MAD18-165	225.0	232.5	122	6.8	2.2	2.2	15	15
MAD18-167	18.6	29.5	40	9.9	6.6	4.4	200	186
including	18.6	22.7	35	3.7	15.9	10.0	227	197
MAD18-168	162.0	172.5	175	9.9	4.0	2.2	19	19
MAD18-170	15.0	22.5	23	7.0	11.5	5.9	8	8
including	16.5	21.0	22	4.2	17.5	8.2	9	9
MAD18-185	36.7	45.0	42	7.2	2.0	2.0	17	17
and	46.2	60.1	52	12.1	1.1	1.1	21	21

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution

Results at the Madrono Zone use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Local Geology Map]

Recent results at Madrono are encouraging for the potential of open pit deposits in the Madrono, Santa Martha and Madera veins, as well as significant high gold grades supporting a potential underground mining scenario.  Intercepts in this area include hole MAD18-154 that intersected 2.5 g/t gold and 62 g/t silver over 15.7 metres at 42 metres depth and 2.9 g/t gold and 63 g/t silver over 9.3 metres at 54 metres depth.  Two and a half kilometres to the southeast, hole MAD18-167 intersected 4.4 g/t gold and 186 g/t silver over 9.9 metres at 40 metres depth.  Approximately 150 metres to the southeast of hole MAD18-154, hole MAD18-161 intersected 3.7 g/t gold and 61 g/t silver over 3.9 metres at 54 metres depth and 3.0 g/t gold and 34 g/t silver over 4.3 metres at 97 metres depth.  These intercepts confirm the presence of an ore shoot plunging to the southwest with potential to grow at depth and laterally.

The one-kilometre-long, east-west-striking El Salto vein just south of the Madera vein represents an opportunity to expand mineral resources.  Hole MAD18-170 intersected 5.9 g/t gold and 8 g/t silver over 7.0 metres at 23 metres depth, including 8.2 g/t gold and 9 g/t silver over 4.2 metres at the east end of the El Salto vein.

The Madrono Zone, including the El Salto vein, continues to be open at depth.  Mineral resources are expected to be updated at the end of this year considering various mining scenarios.

La India — Drilling Expands Scope of El Realito Satellite Deposit

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	1,556	1,329
Tonnes of ore processed per day	17,099	14,605
Gold grade (g/t)	0.65	0.65
Gold production (ounces)	24,920	24,211
Production costs per tonne (USD)	$11	$11
Minesite costs per tonne (USD)	$11	$11
Production costs per ounce of gold produced ($ per ounce):	$714	$617
Total cash costs per ounce of gold produced ($ per ounce):	$691	$552

Production costs per tonne in the second quarter of 2018 were the same when compared to the prior-year period.  Production costs per ounce in the second quarter of 2018 increased when compared to the prior-year period due to higher consumable costs to facilitate a higher amount of tonnes of ore processed.

Minesite costs per tonne in the second quarter of 2018 were the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2018 increased when compared to the prior-year period primarily due to lower by-product revenues.

Gold production in the second quarter of 2018 increased when compared to the prior-year period due to higher tonnes processed.

La India Mine - Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
Tonnes of ore processed (thousands of tonnes)	3,251	2,731
Tonnes of ore processed per day	17,961	15,087
Gold grade (g/t)	0.70	0.69
Gold production (ounces)	47,975	50,507
Production costs per tonne (USD)	$10	$10
Minesite costs per tonne (USD)	$10	$10
Production costs per ounce of gold produced ($ per ounce):	$692	$555
Total cash costs per ounce of gold produced ($ per ounce):	$680	$493

Production costs per tonne in the first six months of 2018 were the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne in the first six months of 2018 were the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2018 increased when compared to the prior-year period due to lower gold production and lower by-product revenues.

Gold production in the first six months of 2018 decreased when compared to the prior-year period due to lower recoveries.

Optimization work on the La India adsorption, desorption and recovery (ADR) plant continued in the second quarter of 2018.  Civil works have been completed in preparation for a new carbon regeneration kiln, which is expected to arrive at site in August 2018.  Full commissioning of the carbon regeneration kiln is planned for September 2018.

La India Exploration Focused on El Realito

Mine-site exploration at the La India property in the second quarter of 2018 included 4,311 metres (31 holes) at El Realito, 2,823 metres (24 holes) at Los Tubos, 1,426 metres (36 holes) at El Cochi and 3,026 metres (28 holes) at the Main Zone, totalling 11,586 metres (119 holes); the total mine-site drilling in the first half of 2018 was 18,419 metres, which form a portion of the budget of 26,000 metres for 2018.  Drilling results for the La India property were last reported in the Company’s news release dated April 26, 2018.

In addition, exploration at the La India property in the second quarter of 2018 included drilling, mapping and surface sampling and metallurgical testing at the Chipriona regional target.  To date, 3,600 metres has been drilled with the aim of better understanding the geometry of the mineralized veins along the Chipriona corridor.

Nine kilometres northwest of the mine site is the Tarachi deposit where a bulk mineable type of mineralization was previously identified.  Tarachi has indicated mineral resources of 294,000 ounces gold (22.7 million tonnes grading 0.40 g/t gold) and inferred mineral resources of 68,000 ounces gold (6.5 million tonnes grading 0.33 g/t gold) as of December 31, 2017.  The mineral resources at Tarachi are separate from the mineral resources estimate for La India.  A 6,000-metre diamond drill program will commence in the third quarter of 2018, aimed at expanding the mineralized zones and testing new prospective areas within the deposit.

Selected recent drill results from the La India property are set out in the table below, and drill-hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Area Property and Location Map.  The intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Additional drilling is planned in the El Realito, Los Tubos, El Cochi, Main Zone, Chipriona and Tarachi areas over the remainder of 2018.

Recent exploration drill results from the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
INER18-144	El Realito	22.0	38.0	16	10.9	2.2	2.2	12	12
including		24.0	29.0	14	3.7	4.1	4.1	8	8
and	El Realito	101.2	110.2	55	7.4	1.3	1.3	4	4
INER18-146	El Realito	5.6	21.0	13	12.2	1.0	1.0	9	9
INER18-148	El Realito	10.0	26.7	11	13.2	0.7	0.7	5	5
INER18-149	El Realito	79.0	90.0	101	7.1	12.8	7.9	31	31
INER18-155	El Realito	53.8	60.0	56	4.9	1.9	1.9	2	2
and	El Realito	137.0	143.0	123	4.2	3.2	3.2	14	14
and	El Realito	161.7	166.5	136	3.1	4.1	4.1	4	4
INER18-157	El Realito	35.3	76.0	35	14.8	1.1	1.1	12	12
INER18-158	El Realito	107.0	126.0	55	10.6	0.5	0.5	3	3
and	El Realito	150.0	167.3	64	11.8	0.8	0.8	24	24
INER18-160	El Realito	0.0	7.0	4	5.2	1.2	1.2	3	3
and	El Realito	20.0	32.0	15	8.4	1.5	1.5	14	14
INER18-174	El Realito	82.5	107.0	54	16.1	0.9	0.8	3	3

Holes at the La India property, including the El Realito Zone use a capping factor of 10 g/t gold and 200 g/t silver.

[La India Local Geology Map]

Encouraging results at El Realito Zone, Open to the Northeast and Southwest

Exploration drilling is defining and extending the mineralization at the El Realito satellite project, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.  Initial indicated mineral resources have been declared at El Realito of 112,000 ounces gold and 642,000 ounces silver (5.0 million tonnes grading 0.70 g/t gold and 4.0 g/t silver); inferred mineral resources are 18,000 ounces gold and 97,000 ounces silver (1.4 million tonnes grading 0.40 g/t gold and 2.2 g/t silver).  The mineral resources at El Realito formed part of the total mineral resources estimate for La India as of December 31, 2017.

The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers (the lower porphyritic dacite).

An infill drill program at El Realito in the first half of 2018 has confirmed the lateral extent of the zone, with high-grade intersections associated with vertical feeders.  Hole INER18-149 intersected 7.9 g/t gold and 31 g/t silver over 7.1 metres at 101 metres depth.  Nearby, hole INER18-155 intersected three mineralized structures: 1.9 g/t gold and 2 g/t silver over 4.9 metres at 56 metres depth, 3.2 g/t gold and 14 g/t silver over 4.2 metres at 123 metres depth and 4.1 g/t gold and 4 g/t silver over 3.1 metres at 136 metres depth.  The gold and silver mineralization is related to hydrothermal breccia structures that strike northeast and dip steeply to the southeast.

Approximately 350 metres to the north of these two holes, hole INER18-144 intersected 2.2 g/t gold and 12 g/t silver over 10.9 metres at 16 metres depth and 1.3 g/t gold and 4 g/t silver over 7.4 metres at 55 metres depth.  These intervals confirm that the gold-silver mineralization is associated with vertical feeder structures, with metal values and favourable alteration increasing close to the breccia.  Work in the second half of 2018 will focus on step-out and exploration drilling.  El Realito remains open to the northeast and southwest.

Santa Gertrudis — Drilling Confirms Known Mineralized Areas and Presence of Higher Grade Feeder Zones

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017 from GoGold Resources Inc. (“GoGold”).  The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of a historical heap leach operation that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold from 1991 to 1994 and includes substantial surface infrastructure already in place, including pre-stripped pits, haul roads, water sources and buildings.

Three favourable geological trends with a potential strike length of 18 kilometres have been identified on the property with limited drilling between deposits.  In addition, GoGold had previously reported high-grade mineralization along northeast-trending structures.

Although 2,600 drill holes were completed in the past, this news release represents the initial drill results reported by Agnico Eagle from the Santa Gertrudis project.  Drilling by the Company started at Santa Gertrudis during April 2018 using portable drill rigs with the purpose of confirming and extending the mineral resources estimated by previous owners.

As of the end of the second quarter of 2018, 9,152 metres has been drilled in 54 holes mainly in three zones: Corral, Greta and Cristina.  The 2018 exploration program at the project consists of 28,000 metres at a budget of approximately $7.2 million.

Gold and silver grades of recent intercepts from the ongoing drilling campaign at Santa Gertrudis are set out in the table below and drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis project local geology map.  All intercepts reported for the Santa Gertrudis project show uncapped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)
SGE18-001	Corral	52.0	65.5	59	12.7	2.1	2
and	Corral	138.2	152.0	145	11.3	0.4	1
and	Corral	164.4	169.0	167	3.8	2.1	7
SGE18-002	Corral	112.0	133.5	88	21.5	0.9	2
SGE18-005	Corral	100.5	106.3	93	5.3	0.5	3
and	Corral	138.9	144.0	131	4.8	2.0	7
SGE18-007	Corral	65.0	84.0	80	16.5	0.5	7
and	Corral	171.6	174.2	177	2.6	3.7	3
SGE18-008	Corral	34.6	51.0	43	8.2	1.3	20
SGE18-009	Corral	29.0	45.0	37	9.2	1.3	20
SGE18-012	Greta	0.0	10.0	5	9.4	4.7	18
and	Greta	35.0	43.0	39	7.5	1.1	2
and	Greta	69.0	79.5	74	9.9	5.3	4
SGE18-016	Greta	59.0	64.5	62	5.5	2.3	17
SGE18-018	Greta	31.0	37.0	34	5.9	0.5	1
and	Greta	115.0	119.0	117	3.9	2.4	6
SGE18-021	Greta	23.0	30.0	27	6.8	0.4	15
and	Greta	72.0	76.5	74	4.4	1.2	13
SGE18-027	Corral	130.0	146.3	138	13.3	2.1	9
SGE18-028	Cristina	0.0	69.7	40	69.7	1.0	5
SGE18-030	Cristina	14.0	57.4	36	40.8	0.9	8
SGE18-032	Corral	77.0	88.5	83	7.7	1.5	15

* No capping factor was used for these composites. The cut-off grade for these intervals is 0.3 g/t gold.

[Santa Gertrudis Project Local Geology Map]

Assay results from the Corral, Greta and Cristina zones have confirmed the existence and consistency of mineralized bodies as well as the continuity of structurally controlled feeders.

In the Greta Zone at the southeast extent of the district, two different mineralized bodies have been identified so far: Greta and Gloria.  Hole SGE18-012 intersected three mineralized intervals in the Gloria body: 9.4 metres grading 4.7 g/t gold and 18 g/t silver at surface, 7.5 metres grading 1.1 g/t gold and 2 g/t silver at 39 metres depth and 9.9 metres grading 5.3 g/t gold and 4 g/t silver at 74 metres depth.  Approximately 800 metres to the southeast, still in the Greta Zone, hole SGE18-021 intersected 6.8 metres averaging 0.4 g/t gold and 15 g/t silver at 27 metres depth and 4.4 metres grading 1.2 g/t gold and 13 g/t silver at 74 metres depth.

At the Cristina Zone, which is 7.8 kilometres west of the Greta Zone, hole SGE18-028 intersected 1.0 g/t gold and 5 g/t silver over 69.7 metres starting from surface.  Two hundred and ninety metres to the south-southeast, hole SGE18-030 intersected 40.8 metres grading 0.9 g/t gold and 8 g/t silver at 36 metres depth.  Both holes twinned historic drill holes, and their results correlate well with the historic data.

The Corral Zone is the central portion of the project, located 4.5 kilometres northwest of the Greta Zone, and has been the focus of most of the Company’s drilling to date.  The Corral Zone consists of a series of shallow legacy open pits on a northwest-trending corridor.  Recent drilling has not only confirmed the existence of mineralization but also expanded the limits of orebodies.  Significant recent results include hole SGE18-002 that intersected 21.5 metres grading 0.9 g/t gold and 2 g/t silver at 88 metres depth.  Approximately 1,250 metres to the northwest, hole SGE18-032 intersected 7.7 metres grading 1.5 g/t gold and 15 g/t silver at 83 metres depth, in what the Company believes to be a feeder structure.  Another 1,200 metres to the northwest, hole SGE18-027 intersected 13.3 metres grading 2.1 g/t gold and 9 g/t silver at 138 metres depth.

An additional 19,000 metres of drilling is planned for the rest of this year.  The Company expects to report its initial mineral resources estimate for Santa Gertrudis in mid-February 2019.

El Barqueno — 2018 Program Primarily Focused on Testing Satellite Targets and Advancing Conceptual Mining Studies

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014.  The 79,746-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

In the first half of 2018, a total of 57 diamond drill holes (19,124 metres) were completed, primarily at satellite targets, especially the El Rayo Zone.  This included 19 holes (4,617 metres) on two separate veins at the Tolteca Zone, approximately 11 kilometres east of the Azteca-Zapoteca deposit.

Approximately 35,000 metres of drilling is expected to be completed in 2018 at the El Barqueno project, with a principal focus on testing new target areas.  Exploration expenditures in 2018 are expected to total approximately $9.7 million.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 25, 2018.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq, LaRonde Zone 5 and Akasaba West and the Company’s expansion plans at Kittila, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2017 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2017 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations — U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at CMC, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2017 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00		Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					C$	1.20	MXP	16.00	US$	1.15
Short-life operations — Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	C$	1.25	MXP	17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*The Upper Beaver project has a C$125/tonne net smelter return (NSR)

**The Canadian Malartic mine uses a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Goldex mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
GD120-250	5330695	286827	-897	002	-23	280
GD120-251	5330695	286827	-897	002	-32	282
GD120-258	5330695	286829	-897	020	-62	461
GD120-266	5330668	286624	-908	024	-57	558

* Coordinate System NAD83, UTM Zone 18M

Meliadine project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M18-2434	6988906	538767	63	175	-85	1,010
M18-2434W2	6988837	538775	-278	182	-69	705
M18-2438	6988864	539096	64	186	-79	974
M18-2441W1	6988923	539741	-214	158	-66	1,086

* Coordinate System UTM NAD83 Z15

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE17-616	7539500	2558638	-697	089	-6	456
RIE17-618**	7539500	2558638	-698	090	-25	469
RIE17-620	7539501	2558638	-697	080	0	467
RIE17-625	7539601	2558639	-711	090	-26	515
RIE17-701	7538998	2558632	-629	089	-65	771
RIE18-600	7539400	2558637	-685	092	-22	500
RIE18-601	7539400	2558637	-685	093	-35	456
RIE18-604	7539602	2558639	-711	069	-35	222
RIE18-605	7539399	2558636	-685	093	-45	297
RIE18-606	7539400	2558637	-685	077	-22	231

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
ROD17-700H	7538498	2558632	-557	090	-70	836
ROD17-700I	7538498	2558632	-557	090	-70	650
ROU18-600	7538289	2558730	-727	090	25	234
ROU18-612	7538288	2558729	-727	107	25	222
ROU18-613	7538288	2558729	-728	105	7	201
ROU18-615	7538288	2558729	-729	105	-22	280

* Finnish Coordinate System KKJ Zone 2

**Hole RIE17-618 was previously reported in Agnico Eagle’s February 14, 2018 news release.

Reyna de Plata Deposit at Pinos Altos mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP18-054	3131300	765681	2,023	201	-45	99
RP18-056	3131290	765704	2,024	202	-44	108
RP18-058	3131281	765643	2,038	200	-47	117
RP18-060	3131275	765670	2,042	200	-45	114
RP18-078	3131395	765425	1,999	200	-45	102
RP18-081	3131342	765534	2,021	194	-80	102
RP18-082	3131342	765534	2,023	201	-46	72
RP18-083	3131323	765565	2,025	201	-45	78
RP18-084	3131300	765647	2,026	200	-45	105
RP18-085	3131322	765706	2,006	202	-44	114
RP18-087	3131274	765693	2,042	202	-45	81
RP18-089	3131322	765612	2,010	201	-71	111
RP18-100	3131446	765177	2,036	201	-45	60

*                 Coordinate System UTM Nad 27 Zone N12

Madrono Zone at Creston Mascota mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
MAD18-154	3135095	761496	2,113	181	-60	126
MAD18-159	3134954	761618	2,137	001	-45	255
MAD18-161	3134979	761594	2,141	002	-46	243

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
MAD18-165	3134919	761571	2,104	001	-45	291
MAD18-167	3134423	761967	2,028	050	-46	102
MAD18-168	3134871	761612	2,089	001	-45	272
MAD18-170	3134001	761985	2,001	051	-46	162
MAD18-185	3134509	761951	2,102	051	-45	102

*  Coordinate System UTM Nad 27 Zone

La India property exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
INER18-144	3178216	708826	2,004	315	-50	156
INER18-146	3178397	708634	1,868	135	-45	105
INER18-148	3178279	708771	1,973	315	-50	126
INER18-149	3177902	708854	1,996	315	-45	147
INER18-155	3177871	708813	1,990	315	-45	201
INER18-157	3178378	708730	1,929	315	-60	105
INER18-158	3178048	708713	2,038	315	-45	188
INER18-160	3178276	708900	2,031	315	-50	192
INER18-174	3178318	709067	2,051	315	-60	144

* Coordinate System UTM NAD27 Mexico 12 Zone

Santa Gertrudis project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
				(degrees)
SGE18-001	3386618	546914	1,447	060	90	249
SGE18-002	3386619	546915	1,447	060	57	200
SGE18-005	3387035	546548	1,456	090	65	201
SGE18-007	3386440	54,934	1,467	050	70	220
SGE18-008	3387491	546075	1,450	050	90	100
SGE18-009	3387504	546068	1,450	050	85	102

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
				(degrees)
SGE18-012	3385013	551419	1,628	228	90	141
SGE18-016	3384231	551027	1,559	100	65	147
SGE18-018	3384382	551871	1,711	090	70	165
SGE18-021	3384335	551867	1,707	090	80	153
SGE18-027	3388471	545288	1,464	050	80	156
SGE18-028	3384404	544123	1,314	060	60	126
SGE18-030	3384144	544261	1,315	000	90	102
SGE18-032	3387527	546020	1,454	065	83	120

* Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017(i)	2018	2017(i)

Operating margin(ii) by mine:
Northern Business
LaRonde mine	$74,517	$54,062	$164,277	$124,764
LaRonde Zone 5 mine	334	—	334	—
Lapa mine	6,303	8,189	6,592	14,394
Goldex mine	18,686	15,990	36,738	36,844
Meadowbank mine	21,001	62,668	51,194	120,141
Canadian Malartic mine(iii)	67,680	51,237	129,941	102,823
Kittila mine	15,312	21,741	38,621	51,582
Southern Business
Pinos Altos mine	29,620	41,138	66,839	83,171
Creston Mascota mine	3,313	8,114	10,949	16,171
La India mine	15,821	19,103	30,211	39,472
Total operating margin(ii)	252,587	282,242	535,696	589,362
Gain on impairment reversal	—	—	—	—
Amortization of property, plant and mine development	138,469	128,440	272,839	260,949
Exploration, corporate and other	73,710	90,122	153,096	162,086
Income before income and mining taxes	40,408	63,680	109,761	166,327
Income and mining taxes expense	35,436	8,804	59,859	35,501
Net income for the period	$4,972	$54,876	$49,902	$130,826
Net income per share — basic (US$)	$0.02	$0.24	$0.21	$0.57
Net income per share — diluted (US$)	$0.02	$0.23	$0.21	$0.57

Cash flows:
Cash provided by operating activities	$120,087	$183,950	$327,793	$406,561
Cash used in investing activities	$(201,405)	$(203,444)	$(556,122)	$(357,131)
Cash provided by financing activities	$340,498	$169,836	$306,150	$351,407

Realized prices (US$):
Gold (per ounce)	$1,293	$1,260	$1,313	$1,241
Silver (per ounce)	$16.43	$17.03	$16.61	$17.33
Zinc (per tonne)	$3,144	$2,642	$3,280	$2,721
Copper (per tonne)	$6,760	$5,660	$7,014	$6,018

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017(i)	2018	2017(i)

Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	84,526	72,090	174,311	151,002
LaRonde Zone 5 mine	4,601	—	4,601	—
Lapa mine	14,533	15,881	16,255	31,241
Goldex mine	30,480	30,337	58,404	63,008
Meadowbank mine	59,627	95,289	121,074	180,659
Canadian Malartic mine(iii)	91,863	82,509	175,266	153,891
Kittila mine	42,049	47,156	90,167	98,777
Southern Business
Pinos Altos mine	43,646	48,196	85,482	93,556
Creston Mascota mine	8,716	12,074	20,704	23,318
La India mine	24,920	24,211	47,975	50,507
Total gold (ounces)	404,961	427,743	794,239	845,959

Silver (thousands of ounces):
Northern Business
LaRonde mine	234	337	601	609
LaRonde Zone 5 mine	—	—	—	—
Lapa mine	1	1	1	2
Goldex mine	1	1	1	1
Meadowbank mine	48	65	108	136
Canadian Malartic mine(iii)	117	89	223	173
Kittila mine	3	3	6	6
Southern Business
Pinos Altos mine	538	645	1,079	1,228
Creston Mascota mine	77	70	168	126
La India mine	37	74	82	202
Total silver (thousands of ounces)	1,056	1,285	2,269	2,483

Zinc (tonnes)	2,778	1,724	3,824	2,729
Copper (tonnes)	961	907	2,253	2,179

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017(i)	2018	2017(i)

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	94,868	72,706	196,693	158,162
LaRonde Zone 5 mine	683	—	683	—
Lapa mine	13,286	15,870	13,899	31,277
Goldex mine	30,531	30,165	57,989	63,377
Meadowbank mine	59,126	92,038	127,251	182,593
Canadian Malartic mine(iii)(v)	84,920	77,380	161,965	141,240
Kittila mine	41,758	46,210	91,538	100,110
Southern Business
Pinos Altos mine	43,653	47,839	90,013	92,972
Creston Mascota mine	9,499	11,414	21,388	23,040
La India mine	25,362	26,251	47,392	51,931
Total gold (ounces)	403,686	419,873	808,811	844,702

Silver (thousands of ounces):
Northern Business
LaRonde mine	249	319	611	607
LaRonde Zone 5 mine	0	—	0	—
Lapa mine	1	6	1	6
Goldex mine	1	1	1	1
Meadowbank mine	51	73	109	136
Canadian Malartic mine(iii)(v)	107	75	194	154
Kittila mine	2	3	6	5
Southern Business
Pinos Altos mine	528	586	1,139	1,192
Creston Mascota mine	81	70	167	120
La India mine	41	86	88	215
Total silver (thousands of ounces):	1,061	1,219	2,316	2,436

Zinc (tonnes)	2,979	1,645	5,509	3,781
Copper (tonnes)	945	885	2,233	2,114

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017(i)	2018	2017(i)

Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$622	$686	$631	$673
LaRonde Zone 5 mine	796	—	796	—
Lapa mine	795	717	823	785
Goldex mine(vii)	680	603	677	564
Meadowbank mine	933	572	936	586
Canadian Malartic mine(iii)	557	558	571	566
Kittila mine	946	803	912	733
Southern Business
Pinos Altos mine	812	594	785	594
Creston Mascota mine	1,123	648	974	634
La India mine	716	604	708	563
Weighted average total cash costs per ounce of gold produced	$736	$628	$735	$622

Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business
LaRonde mine	$395	$482	$412	$473
LaRonde Zone 5 mine	796	—	796	—
Lapa mine	795	712	823	781
Goldex mine(vii)	680	603	677	564
Meadowbank mine	920	559	921	573
Canadian Malartic mine(iii)	537	540	551	548
Kittila mine	945	802	911	732
Southern Business
Pinos Altos mine	608	373	574	366
Creston Mascota mine	978	550	839	538
La India mine	691	552	680	493
Weighted average total cash costs per ounce of gold produced	$656	$556	$652	$548

Notes:

(i) The Company has adopted IFRS 9 - Financial instruments (“IFRS 9”) effective January 1, 2018 on a retrospective basis where appropriate and the comparative adjustments above have been adjusted accordingly.

(ii) Operating margin is calculated as revenues from mining operations less production costs.

(iii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iv) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(vi) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Lapa mine’s per ounce of gold produced calculations exclude 203 ounces for the three months ended March 31, 2017 of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(vii) The Goldex mine’s data presented  on a per ounce of gold produced basis for the three and six  months ended June 30, 2017 excludes 5,646 and 8,041 ounces of payable gold production respectively and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at June 30, 2018	As at December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$708,270	$632,978
Short-term investments	12,936	10,919
Restricted cash	408	422
Trade receivables	13,479	12,000
Inventories	440,047	500,976
Income taxes recoverable	30,900	13,598
Equity securities	73,221	122,775
Fair value of derivative financial instruments	5,558	17,240
Other current assets	200,898	150,626
Total current assets	1,485,717	1,461,534
Non-current assets:
Restricted cash	—	801
Goodwill	696,809	696,809
Property, plant and mine development	5,990,183	5,626,552
Other assets	105,978	79,905
Total assets	$8,278,687	$7,865,601
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$324,396	$290,722
Reclamation provision	4,728	10,038
Interest payable	16,350	12,894
Income taxes payable	16,716	16,755
Finance lease obligations	2,094	3,412
Fair value of derivative financial instruments	5,508	—
Total current liabilities	369,792	333,821
Non-current liabilities:
Long-term debt	1,720,873	1,371,851
Reclamation provision	374,756	345,268
Deferred income and mining tax liabilities	833,709	827,341
Other liabilities	47,399	40,329
Total liabilities	3,346,529	2,918,610
EQUITY
Common shares:
Outstanding — 234,085,916 common shares issued, less 824,497 shares held in trust	5,322,229	5,288,432
Stock options	192,410	186,754
Contributed surplus	37,254	37,254
Deficit	(561,025)	(595,797)
Other reserves	(58,710)	30,348
Total equity	4,932,158	4,946,991
Total liabilities and equity	$8,278,687	$7,865,601

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017(i)	2018	2017(i)

REVENUES
Revenues from mining operations	$556,282	$549,883	$1,134,717	$1,097,342

COSTS, EXPENSES AND OTHER INCOME
Production(ii)	303,695	267,641	599,021	507,980
Exploration and corporate development	38,936	34,323	69,159	59,636
Amortization of property, plant and mine development	138,469	128,440	272,839	260,949
General and administrative	30,647	27,754	64,108	58,508
Impairment loss on equity securities	—	5,814	—	5,814
Finance costs	25,293	17,835	47,109	37,541
Loss (gain) on derivative financial instruments	4,440	(2,577)	3,134	(6,377)
Environmental remediation	26	(190)	233	138
Foreign currency translation loss	3,875	2,647	390	3,499
Other (income) expenses	(29,507)	4,516	(31,037)	3,327
Income before income and mining taxes	40,408	63,680	109,761	166,327
Income and mining taxes expense	35,436	8,804	59,859	35,501
Net income for the period	$4,972	$54,876	$49,902	$130,826

Net income per share - basic	$0.02	$0.24	$0.21	$0.57
Net income per share - diluted	$0.02	$0.23	$0.21	$0.57

Weighted average number of common shares outstanding (in thousands):
Basic	232,829	230,798	232,660	228,842
Diluted	234,949	233,531	234,678	231,234

Note:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

(ii)Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017(i)	2018	2017(i)

OPERATING ACTIVITIES
Net income for the period	$4,972	$54,876	$49,902	$130,826
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	138,469	128,440	272,839	260,949
Deferred income and mining taxes	17,888	(9,741)	6,266	(9,210)
Stock-based compensation	12,133	9,530	27,457	24,920
Impairment loss on equity securities	—	5,814	—	5,814
Foreign currency translation loss	3,875	2,647	390	3,499
Other	(17,153)	7,661	(15,501)	7,474
Adjustment for settlement of reclamation provision	(661)	(1,989)	(1,294)	(2,295)
Changes in non-cash working capital balances:
Trade receivables	255	1,218	(1,479)	(210)
Income taxes	(15,010)	(14,807)	(17,341)	(18,610)
Inventories	12,768	(16,725)	37,318	(8,789)
Other current assets	(57,593)	(20,676)	(52,840)	(15,457)
Accounts payable and accrued liabilities	30,258	52,533	19,819	31,374
Interest payable	(10,114)	(14,831)	2,257	(3,724)
Cash provided by operating activities	120,087	183,950	327,793	406,561

INVESTING ACTIVITIES
Additions to property, plant and mine development	(250,221)	(192,272)	(436,315)	(320,911)
Acquisition	—	—	(162,479)	—
Net proceeds from sale of property, plant and mine development	35,083	—	35,083	—
Net (purchases) sales of short-term investments	(365)	2,726	(2,017)	5
Net proceeds from sale of equity securities and other investments	16,305	6	16,305	197
Purchases of equity securities and other investments	(3,000)	(13,888)	(7,514)	(36,425)
Decrease (increase) in restricted cash	793	(16)	815	3
Cash used in investing activities	(201,405)	(203,444)	(556,122)	(357,131)

FINANCING ACTIVITIES
Dividends paid	(19,418)	(18,769)	(42,067)	(38,227)
Repayment of finance lease obligations	(825)	(1,466)	(1,745)	(3,148)
Proceeds from long-term debt	—	280,000	250,000	280,000
Repayment of long-term debt	—	(410,412)	(250,000)	(410,412)
Notes issuance	350,000	300,000	350,000	300,000
Long-term debt financing	(2,181)	(2,129)	(2,285)	(2,129)
Repurchase of common shares for stock-based compensation plans	(76)	(302)	(26,332)	(24,540)
Proceeds on exercise of stock options	9,499	19,969	21,683	30,882
Common shares issued	3,499	2,945	6,896	218,981
Cash provided by financing activities	340,498	169,836	306,150	351,407
Effect of exchange rate changes on cash and cash equivalents	(3,168)	407	(2,529)	3,125
Net increase in cash and cash equivalents during the period	256,012	150,749	75,292	403,962
Cash and cash equivalents, beginning of period	452,258	793,187	632,978	539,974
Cash and cash equivalents, end of period	$708,270	$943,936	$708,270	$943,936

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$34,508	$31,433	$41,675	$38,300
Income and mining taxes paid	$34,084	$38,792	$71,922	$69,155

Note:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
(thousands of United States dollars)
LaRonde mine	$62,908	$46,641	$127,844	$91,006
LaRonde Zone 5 mine	521	—	521	—
Lapa mine	10,757	11,762	11,285	24,649
Goldex mine	20,943	14,706	39,527	31,571
Meadowbank mine	56,483	54,397	117,973	108,375
Canadian Malartic mine(i)	50,557	52,752	97,877	85,253
Kittila mine	38,759	36,420	81,475	72,339
Pinos Altos mine	34,743	28,660	69,442	52,392
Creston Mascota mine	10,226	7,361	19,877	14,339
La India mine	17,798	14,942	33,200	28,056
Production costs per the consolidated statement of income	$303,695	$267,641	$599,021	$507,980

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		84,526		72,090		174,311		151,002

Production costs	$62,908	$744	$46,641	$647	$127,844	$733	$91,006	$603
Inventory and other adjustments(iv)	(10,336)	(122)	2,839	39	(17,867)	(102)	10,679	70
Cash operating costs (co-product basis)	$52,572	$622	$49,480	$686	$109,977	$631	$101,685	$673
By-product metal revenues	(19,152)	(227)	(14,727)	(204)	(38,212)	(219)	(30,312)	(200)
Cash operating costs (by-product basis)	$33,420	$395	$34,753	$482	$71,765	$412	$71,373	$473

LaRonde Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			507				520				1,038				1,079

Production costs	$62,908		$124		$46,641			$90		$127,844		$123		$91,006		$84
Production costs (C$)	C$	79,891	C$	158	C$	61,574	C$	118	C$	162,023	C$	156	C$	120,798	C$	112
Inventory and other adjustments (C$)(v)		(19,335)		(38)		(3,055)		(5)		(37,320)		(36)		(1,559)		(1)
Minesite operating costs (C$)	C$	60,556	C$	120	C$	58,519	C$	113	C$	124,703	C$	120	C$	119,239	C$	111

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii) (vi)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		4,601		—		4,601		—

Production costs	$521	$113	$—	$—	$521	$113	$—	$—
Inventory and other adjustments(iv)	3,141	683	—	—	3,141	683	—	—
Cash operating costs (co-product basis)	$3,662	$796	$—	$—	$3,662	$796	$—	$—
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$3,662	$796	$—	$—	$3,662	$796	$—	$—

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii) (vi)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			56				—				56				—

Production costs	$521		$9		$—		$—		$521		$9		$—		$—
Production costs (C$)	C$	681	C$	12	C$	—	C$	—	C$	681	C$	12	C$	—	C$	—
Inventory and other adjustments (C$)(v)	4,102		73		—		—		4,102		73		—		—
Minesite operating costs (C$)	C$	4,783	C$	85	C$	—	C$	—	C$	4,783	C$	85	C$	—	C$	—

Lapa Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		14,533		15,881		16,255		31,241

Production costs	$10,757	$740	$11,762	$741	$11,285	$694	$24,649	$789
Inventory and other adjustments(iv)	799	55	(382)	(24)	2,094	129	(140)	(4)
Cash operating costs (co-product basis)	$11,556	$795	$11,380	$717	$13,379	$823	$24,509	$785
By-product metal revenues	(4)	(0)	(80)	(5)	(9)	0	(94)	(4)
Cash operating costs (by-product basis)	$11,552	$795	$11,300	$712	$13,370	$823	$24,415	$781

Lapa Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			109				134				126				264

Production costs	$10,757		$99		$11,762		$88		$11,285		$90		$24,649		$93
Production costs (C$)	C$	13,720	C$	126	C$	15,790	C$	118	C$	14,395	C$	114	C$	33,049	C$	125
Inventory and other adjustments (C$)(v)	980		9		(537)		(4)		2,661		21		(476)		(1)
Minesite operating costs (C$)	C$	14,700	C$	135	C$	15,253	C$	114	C$	17,056	C$	135	C$	32,573	C$	124

Goldex Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(vii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		30,480		24,691		58,404		54,967

Production costs	$20,943	$687	$14,706	$596	$39,527	$677	$31,571	$574
Inventory and other adjustments(iv)	(213)	(7)	193	7	24	0	(559)	(10)
Cash operating costs (co-product basis)	$20,730	$680	$14,899	$603	$39,551	$677	$31,012	$564
By-product metal revenues	(10)	(0)	(7)	(0)	(14)	(0)	(15)	(0)
Cash operating costs (by-product basis)	$20,720	$680	$14,892	$603	$39,537	$677	$30,997	$564

Goldex Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(viii)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			640				562				1,298				1,146

Production costs	$20,943		$33		$14,706		$26		$39,527		$30		$31,571		$28
Production costs (C$)	C$	27,018	C$	42	C$	19,822	C$	35	C$	50,555	C$	39	C$	42,125	C$	37
Inventory and other adjustments (C$)(v)	(78)		(0)		289		1		324		0		(684)		(1)
Minesite operating costs (C$)	C$	26,940	C$	42	C$	20,111	C$	36	C$	50,879	C$	39	C$	41,441	C$	36

Meadowbank Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		59,627		95,289		121,074		180,659

Production costs	$56,483	$947	$54,397	$571	$117,973	$974	$108,375	$600
Inventory and other adjustments(iv)	(826)	(14)	92	1	(4,647)	(38)	(2,423)	(14)
Cash operating costs (co-product basis)	$55,657	$933	$54,489	$572	$113,326	$936	$105,952	$586
By-product metal revenues	(826)	(13)	(1,258)	(13)	(1,800)	(15)	(2,365)	(13)
Cash operating costs (by-product basis)	$54,831	$920	$53,231	$559	$111,526	$921	$103,587	$573

Meadowbank Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			844				996				1,674				1,922

Production costs	$56,483		$67		$54,397		$55		$117,973		$70		$108,375		$56
Production costs (C$)	C$	72,479	C$	86	C$	72,521	C$	73	C$	150,140	C$	90	C$	143,935	C$	75
Inventory and other adjustments (C$)(v)	(770)		(1)		247		0		(5,627)		(4)		(2,894)		(2)
Minesite operating costs (C$)	C$	71,709	C$	85	C$	72,768	C$	73	C$	144,513	C$	86	C$	141,041	C$	73

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		91,863		82,509		175,266		153,891

Production costs	$50,557	$550	$52,752	$639	$97,877	$558	$85,253	$554
Inventory and other adjustments(iv)	626	7	(6,674)	(81)	2,214	13	1,889	12
Cash operating costs (co-product basis)	$51,183	$557	$46,078	$558	$100,091	$571	$87,142	$566
By-product metal revenues	(1,878)	(20)	(1,513)	(18)	(3,546)	(20)	(2,866)	(18)
Cash operating costs (by-product basis)	$49,305	$537	$44,565	$540	$96,545	$551	$84,276	$548

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2018				June 30, 2017				June 30, 2018				June 30, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			2,633				2,603				5,143				5,036

Production costs	$50,557		$19		$52,752		$20		$97,877		$19		$85,253		$17
Production costs (C$)	C$	64,801	C$	25	C$	70,868	C$	27	C$	125,303	C$	24	C$	113,864	C$	23
Inventory and other adjustments (C$)(v)	1,036		0		(9,261)		(3)		3,078		1		1,871		0
Minesite operating costs (C$)	C$	65,837	C$	25	C$	61,607	C$	24	C$	128,381	C$	25	C$	115,735	C$	23

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		42,049		47,156		90,167		98,777

Production costs	$38,759	$922	$36,420	$772	$81,475	$904	$72,339	$732
Inventory and other adjustments(iv)	1,017	24	1,450	31	793	8	58	1
Cash operating costs (co-product basis)	$39,776	$946	$37,870	$803	$82,268	$912	$72,397	$733
By-product metal revenues	(39)	(1)	(40)	(1)	(110)	(1)	(84)	(1)
Cash operating costs (by-product basis)	$39,737	$945	$37,830	$802	$82,158	$911	$72,313	$732

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		423		439		891		862

Production costs	$38,759	$92	$36,420	$83	$81,475	$91	$72,339	$84
Production costs (€)	€32,853	€78	€32,748	€75	€67,837	€76	€65,852	€76
Inventory and other adjustments (€)(v)	911	2	1,118	2	429	1	(222)	(0)
Minesite operating costs (€)	€33,764	€80	€33,866	€77	€68,266	€77	€65,630	€76

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		43,646		48,196		85,482		93,556

Production costs	$34,743	$796	$28,660	$595	$69,442	$812	$52,392	$560
Inventory and other adjustments(iv)	680	16	(8)	(1)	(2,307)	(27)	3,203	34
Cash operating costs (co-product basis)	$35,423	$812	$28,652	$594	$67,135	$785	$55,595	$594
By-product metal revenues	(8,885)	(204)	(10,663)	(221)	(18,050)	(211)	(21,358)	(228)
Cash operating costs (by-product basis)	$26,538	$608	$17,989	$373	$49,085	$574	$34,237	$366

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		603		620		1,122		1,173

Production costs	$34,743	$58	$28,660	$46	$69,442	$62	$52,392	$45
Inventory and other adjustments(v)	503	(0)	(70)	(0)	(2,471)	(2)	2,771	2
Minesite operating costs	$35,246	$58	$28,590	$46	$66,971	$60	$55,163	$47

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		8,716		12,074		20,704		23,318

Production costs	$10,226	$1,173	$7,361	$610	$19,877	$960	$14,339	$615
Inventory and other adjustments(iv)	(434)	(50)	466	38	283	14	435	19
Cash operating costs (co-product basis)	$9,792	$1,123	$7,827	$648	$20,160	$974	$14,774	$634
By-product metal revenues	(1,271)	(145)	(1,186)	(98)	(2,797)	(135)	(2,230)	(96)
Cash operating costs (by-product basis)	$8,521	$978	$6,641	$550	$17,363	$839	$12,544	$538

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		255		596		730		1,120

Production costs	$10,226	$40	$7,361	$12	$19,877	$27	$14,339	$13
Inventory and other adjustments(v)	(519)	(2)	378	1	110	0	283	0
Minesite operating costs	$9,707	$38	$7,739	$13	$19,987	$27	$14,622	$13

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,920		24,211		47,975		50,507

Production costs	$17,798	$714	$14,942	$617	$33,200	$692	$28,056	$555
Inventory and other adjustments(iv)	39	2	(313)	(13)	781	16	373	8
Cash operating costs (co-product basis)	$17,837	$716	$14,629	$604	$33,981	$708	$28,429	$563
By-product metal revenues	(622)	(25)	(1,268)	(52)	(1,376)	(28)	(3,547)	(70)
Cash operating costs (by-product basis)	$17,215	$691	$13,361	$552	$32,605	$680	$24,882	$493

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,556		1,329		3,251		2,731

Production costs	$17,798	$11	$14,942	$11	$33,200	$10	$28,056	$10
Inventory and other adjustments(v)	(147)	(0)	(687)	0	313	0	(318)	(0)
Minesite operating costs	$17,651	$11	$14,255	$11	$33,513	$10	$27,738	$10

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statement of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The LaRonde Zone 5 mine achieved commercial production on June 1, 2018. Therefore, no comparative operating results are presented for the three and six months ended June 30, 2017.

(vii) The Goldex mine’s data presented  on a per ounce of gold produced basis for the three and six  months ended June 30, 2017 excludes 5,646 and 8,041 ounces of payable gold production respectively and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(viii) The Goldex mine’s data presented on a per tonne basis for the three and six months ended June 30, 2017 excludes 117,784 and 175,514 tonnes processed and the  associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$303,695	$267,641	$599,021	$507,980
Adjusted gold production (ounces)(i)	404,961	422,097	794,239	837,918
Production costs per ounce of adjusted gold production(i)	$750	$634	$754	$606
Adjustments:
Inventory and other adjustments(ii)	(14)	(6)	(19)	16
Total cash costs per ounce of gold produced (co-product basis)(iii)	$736	$628	$735	$622
By-product metal revenues	(80)	(72)	(83)	(74)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$656	$556	$652	$548
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	183	160	167	143
General and administrative expenses (including stock options)	76	66	81	70
Non-cash reclamation provision and other	6	3	6	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$921	$785	$906	$764
By-product metal revenues	80	72	83	74
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,001	$857	$989	$838

Notes:

(i) Adjusted gold production for the three and six months ended June 30, 2017 excludes 5,646 and 8,041 ounces of payable gold production respectively at the Goldex mine’s Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.